# SUB NIGEL GOLD MINING COMPANY LIMITED

(Reg. No. 1984/006179/06) Share code: SBN ISIN: ZAE 000017539



05009454

## [...]d unaudited financial results for the 6 months ended 31 December 2004

### STATEMENT

| | [...]audited [...]onths to 31 December 2004 R'000 | Unaudited 6 months to 31 December 2003 R'000 | Audited 12 months to 30 June 2004 R'000 |
|---|---|---|---|
| Revenue | 221 | – | – |
| Expenditure | (1,630) | (447) | (2,833) |
| Operating loss | (1,409) | (447) | (2,833) |
| Investment income | 18 | 10 | 57 |
| Finance costs | (7) | – | (226) |
| Loss before taxation | (1,398) | (437) | (3,002) |
| Taxation | – | – | – |
| **Loss after taxation** | (1,398) | (437) | (3,002) |
| Loss per share and headline loss per share (cents) | (1.97) | (0.75) | (4.50) |
| Weighted average loss per share (cents) | (2.08) | (0.80) | (5.06) |
| Number of shares in issue | 71,126 | 58,131 | 66,705 |
| Weighted average number of shares in issue | 67,259 | 54,381 | 59,324 |

### STATEMENT OF CHANGES IN EQUITY

| | Stated Capital R'000 | Accumulated Profit R'000 | Total R'000 |
|---|---|---|---|
| **Group** | | | |
| Balance at 1 July 2003 | 23,453 | 3,703 | 27,156 |
| Share issues | 6,975 | – | 6,975 |
| Net loss for the period | – | (3,002) | (3,002) |
| Balance at 30 June 2004 | 30,428 | 701 | 31,129 |
| Share issues | 3,096 | – | 3,096 |
| Net loss for the period | – | (1,398) | (1,398) |
| **Balance at 31 December 2004** | 33,524 | (697) | 32,827 |

## COMMENTS

**Accounting policies.**

The results for the period have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies used are consistent with those in the previous financial period. The financial results are unaudited and have not been reviewed by our auditors.

**Report.**

1. **Spaarwater project**
   A scoping study was completed on the Spaarwater property which indicated its viability. Underground excursions were conducted at Spaarwater in order to verify some of the assumptions in this scoping study.
2. **Ventersburg project**
   The company has applied for the converion of its old order rights over the Ventersburg property to new order rights. The outcome of this application is still awaited from the Department of Mineral and Energy.
3. **Black Economic Empowerment**
   The company raised a further R2,500,000 through a general issue of shares for cash, to Kabusha Mining and Finance (Pty) Ltd ("KABUSHA") Kabusha, a Black Economic Empowerment company, has an option to subscribe for a further 11,700,000 shares at 70 cents a share.
4. **Resignation of director**
   LG Holmes resigned as non executive chairman in November 2004.
5. **Change in company secretary**
   Mrs CK Loydall resigned as company secretary with effect from 1 March 2005 and Ms F van Wyk was appointed in her stead.

### BALANCE SHEET

| | Unaudited 31 December 2004 R '000 | Unaudited 31 December 2003 R '000 | Audited 30 June 2004 R '000 |
|---|---|---|---|
| **ASSETS** | | | |
| NON-CURRENT ASSETS | 30,688 | 32,157 | 30,694 |
| Mining assets | 30,674 | 32,147 | 30,678 |
| Property, plant and equipment | 14 | 10 | 16 |
| CURRENT ASSETS | 2,816 | 54 | 1,395 |
| Trade and other receivables | 108 | 754 | 346 |
| Cash and cash equivalents | 2,708 | – | 1,049 |
| | 33,504 | 32,911 | 32,089 |
| **EQUITY AND LIABILITIES** | | | |
| CAPITAL AND RESERVES | 32,827 | 30,749 | 31,129 |
| Stated Capital | 33,524 | 26,636 | 30,428 |
| Accumulated Profit/(Loss) | (697) | 4,113 | 701 |
| NON CURRENT LIABILITY | | | |
| Long term liability | 181 | 1,547 | 181 |
| CURRENT LIABILITIES | 497 | 615 | 779 |
| Provision | 150 | – | 150 |
| Trade and other payables | 347 | 199 | 529 |
| Bank overdraft | – | 416 | 100 |
| | 33,504 | 32,911 | 32,089 |

### CASH FLOW STATEMENT

| | Unaudited 6 months to 31 December 2004 R'000 | Unaudited 6 months to 31 December 2003 R'000 | Audited 12 months to 30 June 2004 R'000 |
|---|---|---|---|
| **Cash (utilised by)/Generated from Operating Activities** | (1,338) | (772) | (2,445) |
| Cash utilised by operations | (1,404) | (447) | (2,827) |
| Investment income | 18 | 10 | 57 |
| Utilised to increase/(decrease) working capital | 55 | (335) | 551 |
| Net cash (utilised by)/generated from operating activities | (1,331) | (772) | (2,219) |
| Finance costs | (7) | – | (226) |
| **Cash (expended on) /Retained from Investment Activities** | 1 | (2,906) | 322 |
| Additions to property, plant and equipment | (2) | (2,906) | (11) |
| Proceeds from sale of property, plant and equipment | 4 | – | – |
| Additions to mining assets | – | – | 333 |
| **Cash Flow from Finance Activities** | 3,096 | 3,210 | 3,020 |
| Proceeds from issue of share capital | 3,096 | 2,993 | 4,350 |
| Increase/(decrease) in long term liabilities | – | 217 | (1,330) |
| **Movement of Cash and Cash Equivalents** | 1,759 | (468) | 897 |
| **Cash and Cash Equivalents at beginning of year** | 949 | 52 | 52 |
| **Cash and Cash Equivalents at the end of the period** | 2,708 | (416) | 949 |

**For and on behalf of the Board**

S T Ward (*Chief Executive Officer*)

Cape Town, 17 March 2005

**Registered office**
No. 1 shaft
Nigel
1490

**Transfer secretaries**
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street
Johannesburg
2001